                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                               (Amendment No. 2)*

                   Under the Securities Exchange Act of 1934

                                  BIOGEN,INC.
                                  -----------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   090597105
                                   ---------
                                 (CUSIP Number)


          Daniel Schlatter             Copy to:      Daniel L. Goelzer, Esq.
          Theaterstrasse 12,                         Baker & McKenzie
          8024 Zurich, CH/Switzerland                815 Connecticut Ave., N.W.
          41-1-267-67-67                             Washington, D.C. 20006
          -----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 23, 1996
                               -----------------
                         (Date of Event which Requires
                           Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 7 Pages

CUSIP No. 090597105

--------------------------------------------------------------------------------
(1)  Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                                BB Biotech AG

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                  (a) / /
         of a Group  (See Instructions)                     (b) /x/

--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds  (See Instructions)

                                      WC

--------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings               / /
         is Required Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

                                 Switzerland

--------------------------------------------------------------------------------
Number of Shares                  (7)  Sole Voting Power:
Beneficially Owned                     0
by Each Reporting                 ------------------------------
Person With                       (8)  Shared Voting Power
                                       411,100
                                  ------------------------------
                                  (9)  Sole Dispositive Power
                                       0
                                  ------------------------------
                                  (10) Shared Dispositive Power
                                       411,100
                                  ------------------------------

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                411,100 shares

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)              / /
         Excludes Certain Shares  (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                    1.12%

--------------------------------------------------------------------------------
(14) Type of Reporting Person  (See Instructions)

                                    HC, CO

--------------------------------------------------------------------------------





                               Page 2 of 7 Pages

CUSIP No. 090597105

--------------------------------------------------------------------------------
(1)  Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                             Biotech Invest S.A.

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                  (a) / /
         of a Group  (See Instructions)                     (b) /x/


--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds  (See Instructions)

                                      WC

--------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings               / /
         is Required Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

                                    Panama

--------------------------------------------------------------------------------
Number of Shares                           (7)  Sole Voting Power
Beneficially Owned                              0
by Each Reporting                          -----------------------------
Person With                                (8)  Shared Voting Power
                                                0
                                           -----------------------------
                                           (9)  Sole Dispositive Power
                                                0
                                           -----------------------------
                                           (10) Shared Dispositive Power
                                                0
                                           -----------------------------

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                     None

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)              / /
         Excludes Certain Shares  (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                     None

--------------------------------------------------------------------------------
(14) Type of Reporting Person  (See Instructions)

                                      CO
--------------------------------------------------------------------------------





                               Page 3 of 7 Pages

CUSIP No. 090597105

--------------------------------------------------------------------------------
(1)  Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                              Biotech Focus S.A.

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                  (a) / /
         of a Group  (See Instructions)                     (b) /x/

--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds  (See Instructions)

                                      WC

--------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings               / /
         is Required Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

                                    Panama

--------------------------------------------------------------------------------
Number of Shares                           (7)  Sole Voting Power
Beneficially Owned                              411,100
by Each Reporting                          -----------------------------
Person With                                (8)  Shared Voting Power
                                                0
                                           -----------------------------
                                           (9)  Sole Dispositive Power
                                                 411,100
                                           -----------------------------
                                           (10) Shared Dispositive Power
                                                0
                                           -----------------------------

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                411,100 shares

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)              / /
         Excludes Certain Shares  (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                    1.12%

--------------------------------------------------------------------------------
(14) Type of Reporting Person  (See Instructions)

                                      CO

--------------------------------------------------------------------------------




                               Page 4 of 7 Pages

CUSIP No. 090597105

--------------------------------------------------------------------------------
(1)  Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                             Biotech Target S.A.

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                  (a) / /
         of a Group  (See Instructions)                     (b) /x/


--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds  (See Instructions)

                                      WC

--------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings               / /
         is Required Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

                                    Panama

--------------------------------------------------------------------------------
Number of Shares                           (7)  Sole Voting Power
Beneficially Owned                              0
by Each Reporting                          -----------------------------
Person With                                (8)  Shared Voting Power
                                                0
                                           -----------------------------
                                           (9)  Sole Dispositive Power
                                                0
                                           -----------------------------
                                           (10) Shared Dispositive Power
                                                0
                                           -----------------------------

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                     None

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)              / /
         Excludes Certain Shares  (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                     None

--------------------------------------------------------------------------------
(14) Type of Reporting Person  (See Instructions)

                                      CO

--------------------------------------------------------------------------------





                               Page 5 of 7 Pages

                                  SCHEDULE 13D

         This Amendment No. 2 reflects open market sales of 2,428,900 shares of common stock, par value $.01 per share ("Common Stock"), of Biogen, Inc. ("Biogen") by (i) BB Biotech AG, a Swiss corporation ("BB Biotech"), (ii) Biotech Invest S.A., a Panamanian corporation ("Biotech Invest"), (iii) Biotech Focus, S.A., a Panamanian corporation ("Biotech Focus") and (iv) Biotech Target S.A., a Panamanian corporation ("Biotech Target", Biotech Invest, Biotech Focus and Biotech Target are collectively referred to as the "Biotech Subsidiaries"). As of February 23, 1996, BB Biotech and the Biotech Subsidiaries ceased to have beneficial ownership of more than 5 percent of the Common Stock of Biogen.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         ITEMS 5(a), (b), (c) AND (e) ARE AMENDED IN THEIR ENTIRETY TO READ AS
FOLLOWS:

         (a) The Biotech Subsidiaries collectively held 2,840,000 shares, or approximately 8.25 percent, of Biogen Common Stock on July 6, 1994 (the filing date of Amendment No. 1 to Schedule 13D). As of February 23, 1996, the Biotech Subsidiaries held 1,693,400 shares, or approximately 4.61 percent, of Biogen Common Stock. Since that time, the Biogen Subsidiaries have sold shares in the open market to reduce their holdings to 411,100 shares, or approximately
1.12 percent of the outstanding Common Stock of Biogen as of March 7, 1996. As a result, BB Biotech may be deemed to be the indirect beneficial owner of the 411,100 shares of Biogen Common Stock held directly in the aggregate by the Biotech Focus as of March 7, 1996, which represents approximately 1.12 percent of the outstanding shares of Biogen Common Stock. No shares of Biogen Common Stock are directly owned by BB Biotech. To the best knowledge of BB Biotech and the Biotech Subsidiaries, no director or executive officer of BB Biotech or the Biotech Subsidiaries owns any shares of Biogen Common Stock.

         (b) The number of shares of Biogen Common Stock to which there is sole power to vote or to direct the vote, shares power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition is set forth in the cover pages and such information is incorporated herein by reference. BB Biotech, through its ownership of the Biotech Subsidiaries, may be deemed to beneficially own the shares of Biogen Common Stock within the meaning of Regulation 13D under the Exchange Act, and may be deemed to share with the Biotech Subsidiaries the power to vote or direct the vote of and the power to dispose of or direct the disposition of the aggregate 411,100 shares of Biogen Common Stock held by Biotech Focus. BB Biotech hereby expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of
Section 13(d) of the Exchange Act, the beneficial owner of the shares of Biogen Common Stock held by the Biotech Subsidiaries.

         (c) A summary of transactions in Biogen Common Stock effected by the Biotech Subsidiaries during the past sixty days is attached hereto as Exhibit A and such information is incorporated herein by reference.

         (e) As of February 23, 1996, BB Biotech and the Biotech Subsidiaries ceased to have beneficial ownership of more than 5 percent of the Common Stock of Biogen.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         ITEM 7 IS HEREBY AMENDED TO ADD THE FOLLOWING:

Exhibit H:       Agreement by and among BB Biotech, Biotech Invest, Biotech
                 Focus, and Biotech Target with respect to the filing of this Amendment No. 2 to a statement on Schedule 13D dated March 13,
                 1996.





                               Page 6 of 7 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            BB BIOTECH AG


Date:  March 13, 1996              By:/s/   Daniel Schlatter
                                      ----------------------------------------
                                            Name:   Daniel Schlatter
                                            Title:  Counsel

                                   By:/s/   Dr. Ernst Mueller-Moehl
                                      ----------------------------------------
                                            Name:   Dr. Ernst Mueller-Moehl



                                            BIOTECH INVEST, S.A.


Date:  March 13, 1996              By:/s/   Daniel Schlatter
                                      ----------------------------------------
                                            Name:   Daniel Schlatter
                                            Title:  Counsel


                                            BIOTECH FOCUS, S.A.


Date:  March 13, 1996              By:/s/   Daniel Schlatter
                                      ----------------------------------------
                                            Name:   Daniel Schlatter
                                            Title:  Counsel


                                            BIOTECH TARGET, S.A.


Date:  March 13, 1996              By:/s/   Daniel Schlatter
                                      ----------------------------------------
                                            Name:   Daniel Schlatter
                                            Title:  Counsel





                               Page 7 of 7 Pages

                         EXHIBIT INDEX
                         -------------

          EXHIBIT 99.A  -  AMENDED TRANSACTION SUMMARY.

          EXHIBIT 99.H  -  JOINT FILING AGREEMENT.